[Western Reserve Life Assurance Co. Letterhead]

September 24, 2010

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549-0506

RE:	WRL Freedom Select

    Western Reserve Life Assurance Co. of Ohio

    File Nos. 333-31228

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Western Reserve Life Assurance Co. of Ohio (“WRL”) and WRL Freedom Select (the “Registrant”) hereby request the withdrawal of their Registration Statement on Form N-4 for the flexible premium variable annuity policy (the “Contract”), initially filed with the Securities and Exchange Commission on February 28, 2000 and all amendments and definitive filings associated with it.

WRL and the Registrant are requesting withdrawal of the Registration Statement for the Contract because WRL has determined not to sell the Contract. No Contracts were sold in connection with the Registration Statement. Therefore, WRL and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable.

If you have any questions concerning this filing, please contact Sandy Dix, SEC Securities Compliance Manager, at (319) 355-8427.

By:	/S/ DARIN D. SMITH
Darin D. Smith Vice President

cc:	Craig Ruckman, Esq.